L2 Medical Development Company
13050 Pennystone Drive
Farmers Branch, Texas  75244

July 31, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  William H. Demarest IV, Accountant

Re:	L2 Medical Development Company
Item 4.01 Form 8-K
Filed July 24, 2013
File Number 000-54092

Dear Mr. Demarest:

L2 Medical Development Company, or L2 Medical, is in receipt of the Commission's letter dated July 29, 2013 regarding the Public Company Accounting Oversight Board's ("PCAOB") revocation of the registration of S.W. Hatfield, CPA as a public accounting firm.  In response to the Commission's request stated in the last paragraph of the afore referenced correspondence L2 supplementally advises that it intends to engage a PCAOB registered public accounting firm to re-audit its financial statements previously audited by S.W. Hatfield for such periods as may be required prior to filing any future filings with the Commission.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Matthew Lipton
Matthew Lipton
Chief Executive Officer